Imperial Oil Limited has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83.

Beverley A. Babcock Senior Vice-President Finance and Administration Tel: 587-476-5113

February 21, 2017

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited Form 10-K for the fiscal year ended December 31, 2015 Filed February 24, 2016 File No. 0-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of January 13, 2017*. We appreciate your agreement to extend the timing of our response pursuant to the February 22, 2017, letter from Mr. Jim Burgess.

If you require further clarification, please contact Mr. Jim Burgess, Assistant Controller at Imperial Oil Limited, 505 Quarry Park Boulevard S.E. Calgary, Alberta, Canada, T2C 5N1, phone (587) 476-2582 (email: jim.burgess@exxonmobil.com) or me.

Yours truly,

/s/ Beverley A. Babcock
Beverley A. Babcock

Senior Vice-President, Finance and Administration

(Enclosure)

cc:	J.E. Burgess

(Imperial Oil Limited)

H. Roger Schwall

(Securities and Exchange Commission)

* Certain confidential portions of this letter have been omitted by means of redacting a portion of the text. The word “redacted” has been inserted in the place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Imperial Oil Limited   505 Quarry Park Boulevard, S.E. Calgary, AB T2C 5N1

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 3

Proved Undeveloped Reserves, page 5

1.	Your response to prior comment one refers to the proportion of an undisclosed total amount of proved undeveloped reserves converted to developed reserves during the year as a result of the start-up of the Kearl expansion project. However, Item 1203(b) of Regulation S-K requires disclosure of “material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please tell us and expand your disclosure to provide the total net quantities of proved undeveloped reserves converted during the year pursuant to the disclosure requirements of Item 1203(b) of Regulation S-K.

Response

Imperial will expand its disclosure in its 2016 10-K to include further disclosure, if material, on the total net quantities of proved undeveloped reserves that migrated from proved undeveloped into proved developed.

During 2015, Imperial’s proved undeveloped reserves decreased by 1,191 million oil-equivalent barrels, from 1,704 million oil-equivalent barrels at the end of 2014 to 513 million oil-equivalent barrels at the end of 2015. Total net quantity of proved undeveloped reserves transferred into proved developed reserves during 2015 totaled 1,234 million oil-equivalent barrels largely due to start-up of Kearl expansion project.

2.	We note your response to prior comment two. Item 1203(d) of Regulation S-K requires an explanation of “the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.” Your response does not appear to give consideration to the context of the disclosure item, e.g. the total net quantities of proved undeveloped reserves disclosed pursuant to Item 1203(a) of Regulation S-K. Therefore, we re-issue our prior comment.

Response

Imperial will expand its disclosure in 2016 10-K to disclose the percentage of proved reserves that has remained undeveloped for five years or more, if material, compared to total proved undeveloped reserves. In addition, the company will explain the reasons material amounts of proved undeveloped reserves remain undeveloped for five years or more.

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

At 2015 year-end, proved undeveloped reserves that have remained undeveloped for five years or more represent approximately 22 percent (113 million oil-equivalent barrels) of total proved undeveloped reserves and are primarily associated with Cold Lake’s ongoing development program. These undeveloped reserves are planned to be developed in a staged approach to align with current operational capacity and efficient capital spending commitment over the life of the field. The company is reasonably certain that these proved reserves will be produced; however, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance and significant changes in long-term oil price levels.

Management’s Discussion and Analysis

Critical Accounting Estimates, page 45

Impact of Oil and Gas Reserves, Prices and Margins on Testing for Impairment, page 46

3.	As requested in prior comment three, tell us how the prices used in your 2015 asset assessment compared to the prices used in the most recent budgets or forecasts approved by management. As part of your response, explain the time periods for which operating and capital budgets or forecasts are prepared.

Response

The company’s plan process includes the development of operating forecasts, including volumes, expenses, earnings, capital spending and other metrics for the remainder of the current year and the immediate next two years (2015 through 2017 for the 2015 company plan). The prices shown for 2015 to 2017 in the table below were used for these detailed, near-term financial, operating, capital spending and volume plans which are stewarded by operating management.

The prices shown below for 2015 to 2017 and for 2018 and beyond are used for the company’s activities that require a longer term perspective, such as the evaluation of capital investments, acquisitions, divestments and long-term volumes and cash flow forecasts, including asset recoverability assessments. For example, a large capital project may have a “budget” that extends several years into the future as construction is planned, executed and completed, and may have a life that extends decades into the future. The company evaluates these long-term opportunities across a range of prices.

(Redacted)

The prices used in the company’s 2015 asset recoverability assessment are shown in the table below and were approved as part of the 2015 company plan.

(Redacted)

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

Consolidated Financial Statements, page 50

Notes to Consolidated Financial Statements, page 56

Note 1 – Summary of Accounting Policies – Property, Plant and Equipment

4.	Based on your response to prior comment four, we understand that the policy disclosure referred to in that comment addressed both actual depreciation methods used to determine amounts reflected in the historical financial statements included in your filing and potential depreciation methods that might be used in future periods under certain circumstances. If our understanding is not correct, please clarify for us. Otherwise, for the actual depreciation methods used to prepare your financial statements, revise the policy disclosure to provide a clearer, more detailed description of the actual depreciation methods used and the underlying circumstances. For the potential depreciation methods that might be used in future periods, describe to us the depreciation calculation that would be used under any such alternative methods. To the extent that any potential alternative methods are used in future periods, provide a clear, reasonably detailed description of the methods used and the underlying circumstances. See FASB ASC paragraph 235-10-50-3.

Response

Your understanding of our response to your initial comment number four in your letter on September 8, 2016 is correct. Our policy disclosure which states “In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative such as the straight–line method is used” is intended to address both actual depreciation methods used and potential depreciation methods which might be used in future periods.

In future filings, Imperial will expand its current disclosure to clarify the use of actual depreciation methods other than unit-of-production in the upstream and the underlying circumstances, similar to the following:

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves. Capitalized exploratory drilling and development costs associated with productive depletable extractive properties are amortized using the unit-of-production rates based on the amount of proved developed reserves of oil and gas that are estimated to be recoverable from existing facilities using current operating methods. Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank. In the event that the unit-of-production method does not result in an equitable allocation of cost over the economic life of an upstream asset, an alternative method is used. The straight-line method is used in limited situations where the expected life of the asset does not reasonably correlate with that of the underlying reserves. For example, certain assets used in the production of oil and natural gas have a shorter life than the reserves, and as such, the company uses straight-line depreciation to ensure the asset is fully depreciated by the end of its useful life.

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

Regarding potential depreciation methods that might be used in the future, as noted in our previous response, Imperial can envision certain situations where alternatives to unit-of-production depreciation using SEC-defined proved reserves may be appropriate. When crude oil and natural gas prices are in the range seen in 2016, under the SEC definition of proved reserves, certain quantities of oil and natural gas, such as oil sands operations at Kearl, could temporarily not qualify as proved reserves. Amounts that could be required to be de-booked as proved reserves on an SEC basis are subject to being re-booked as proved reserves at some point in the future when price levels recover, costs decline, or operating efficiencies occur. For properties that continue to produce in the interim, U.S. GAAP requires the capitalized development costs of the properties to be amortized as units are produced. To the extent that proved reserves are entirely de-booked, the denominator of the unit-of-production calculation would be zero. In the absence of proved reserves with which to calculate a meaningful rate, an alternative depreciation method must be determined which most closely matches the cost of the asset with the units produced.

As noted in Imperial’s third quarter 2016 Form 10-Q and fourth quarter 2016 8-K, approximately 2.6 billion barrels of bitumen at Kearl will be required to be de-booked under the SEC definition of proved reserves.

(Redacted)

This de-book will result in zero proved reserves with which to perform the prescribed unit-of-production calculation. In the absence of proved reserves, Imperial will maintain a unit-of-production approach by using a rate calculated based on reserves determined at the previous (2015) SEC price, reduced for 2016 production and adjusted for technical changes as appropriate.

(Redacted)

In the absence of proved reserves, this approach is aligned with the principle of 932-360-35-7 which states that “capitalized costs…shall be amortized (depreciated) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized costs”. In addition, this approach uses reserves based on the most recent SEC price which resulted in a quantity of proved reserves greater than zero.

To the extent this method is used in future periods, Imperial will provide a clear description of the method and underlying circumstances in our disclosure along the lines of the following:

Under the SEC definition of proved reserves, certain quantities of bitumen no longer qualified as proved reserves at year-end 2016, the substantial majority of which relates to the Kearl oil sands operation, where no proved reserves remain. To the extent that proved reserves for a property are entirely de-booked and that property continues to produce, assets will be depreciated using a unit-of-production method based on reserves determined at the most recent SEC price which results in a quantity of proved reserves greater than zero, appropriately adjusted for production and technical changes.

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

5.	We note your response to prior comment five. As requested in that comment, expand your disclosure to clarify how you determine whether low prices or margins are temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

Response

Imperial will expand its disclosure in its 2016 10-K to clarify how it considers events and circumstances such as low prices or margins, a decrease in the standardized measure, or recurring quarterly losses in assessing whether an impairment review is warranted.

The company expects to expand its disclosure along the lines of the following:

In general, Imperial does not view temporarily low prices or margins as an indication of impairment. Management does not believe that lower prices are sustainable if energy is to be delivered with supply security to meet global demand over the long term. Although prices will occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand. On the supply side, industry production from mature fields is declining, but this is being offset by production from new discoveries and field developments. OPEC production policies also have an impact on world oil supplies. The demand side is largely a function of global economic growth. Because the lifespans of the company’s major assets are measured in decades, the value of these assets is predominantly based on long-term views of future commodity prices and production costs. During the lifespan of these major assets, the company expects that oil and gas prices will experience significant volatility, and consequently these assets will experience periods of higher earnings and periods of lower earnings, or even losses. In assessing whether the events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the company considers recent periods of operating losses in the context of its longer-term view of prices. While near-term prices are subject to wide fluctuations, longer term price views are more stable and meaningful for purposes of assessing future cash flows.

When the industry experiences a prolonged and deep reduction in commodity prices, the market supply and demand conditions may result in changes to the company’s long-term price or margin assumptions it uses for its capital investment decisions. To the extent those changes result in a significant reduction in the mid-point of its long-term oil and natural gas price or margin ranges, the company may consider that situation, in conjunction with other events and changes in circumstances such as a history of operating losses, as an indicator of potential impairment for certain assets.

In the upstream, the standardized measure of discounted cash flows included in the “Supplemental information on oil and gas exploration and production activities” is required to use prices based on the average of first-of-month prices. These prices represent discrete points in time and could be higher or lower than the company’s long-term price assumptions which are used for impairment assessments. The company believes the standardized measure does not provide a reliable estimate of the expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its oil and gas reserves and therefore does not consider it relevant in determining whether events or changes in circumstances indicate the need for an impairment assessment.

Mr. B. Skinner

U.S. Securities and Exchange Commission

February 21, 2017

Response to Form 10-K comment

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 78

Net Proved Reserves, page 80

6.	Your response to prior comment seven does not address the significant revisions in the previous estimate of total proved reserves for the fiscal year ended December 31, 2014 pursuant to FASB ASC 932-235-50-5 and Instruction (I) to Paragraph (b) of Item 302 of Regulation S-K. Please expand your disclosure to include an explanation of significant changes in total proved reserves for the period ending December 31, 2014.

Response

In future 10-K filings, Imperial will add narrative to explain all material revisions in total net proved reserves for the full continuity schedule (current year plus 2 prior years). The company will include 2014 disclosure in the 2016 10-K filings:

In 2014, upward revisions of proved developed and undeveloped bitumen reserves were primarily associated with the conclusion of technical studies supporting lengthening of the expected useful life of Kearl operating assets under routine maintenance and sustaining capital conditions.